Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-220353

November 26, 2019

iStar Inc.

Pricing Term Sheet

$100,000,000 4.75% Senior Notes due 2024

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated November 26, 2019 and the accompanying prospectus (together, the “Preliminary Prospectus”) of iStar Inc. (the “Company”) relating to the securities described therein. The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

On September 16, 2019, the Company issued $675,000,000 aggregate principal amount of its 4.75% Senior Notes due 2024 (the “Existing Notes”) pursuant to an Indenture, dated as of February 5, 2001, as supplemented by the Thirty-third Supplemental Indenture thereto. The new 4.75% Senior Notes due 2024 offered hereby constitute a further issuance of the Existing Notes and will rank equally with, and form part of a single class of securities with, the Existing Notes. Upon issuance, the new 4.75% Senior Notes due 2024 will have the same terms as the Existing Notes (other than the issue date and issue price), will be fungible with the Existing Notes for U.S. federal income tax purposes and will have the same CUSIP and ISIN numbers as the Existing Notes.

Issuer:	iStar Inc.

Title of Security:	4.750% Senior Notes due 2024 (the “Notes”)

Ranking:	Senior unsecured notes

Size:	$100,000,000

Gross proceeds:	$102,000,000

Net proceeds to Issuer (before expenses)	$100,750,000

Maturity:	October 1, 2024

Coupon:	4.750%

Public offering price:	102.000%, plus accrued and unpaid interest from September 16, 2019 to, but not including, the closing date of the Notes

Yield to maturity:	4.289%

Spread to Benchmark Treasury:	+ 268 basis points

Benchmark Treasury:	UST 2.125% due September 30, 2024

Ratings (Moody’s/S&P/Fitch)*:	Ba3/BB-/BB

Interest Payment Dates:	Semi-annually on April and October 1, commencing April 1, 2020

Record Dates:	March 15 and September 15

Equity Clawback:	Up to 35% at 104.75% prior to October 1, 2021

Optional Redemption:	Make-whole call @ T+50 bps prior to July 1, 2024

On or after July 1, 2024: 100.000%

Change of Control Triggering Event:

If a Change of Control Triggering Event occurs, each holder will have the right to require that the Company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	November 26, 2019

Settlement Date:	T+2; November 29, 2019

Distribution:	SEC registered

CUSIP:	45031U CF6

ISIN:	US45031UCF66

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	J.P. Morgan Securities LLC
BofA Securities, Inc.
Barclays Capital Inc.
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC

Co-Managers:	Raymond James & Associates, Inc.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC

Use of Proceeds:	The Company will use the net proceeds from the offering for general corporate purposes.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling or e-mailing:

J.P. Morgan Securities LLC	1-800-245-8812 (toll free)

hy_syndicate@restricted.chase.com

BofA Securities, Inc.	1-800-294-1322 (toll free)

dg.prospectus_requests@baml.com

Barclays Capital Inc.	1-888-603-5847 (toll free)

barclaysprospectus@broadridge.com

Morgan Stanley & Co. LLC	1-866-718-1649 (toll free)

prospectus@morganstanley.com

Goldman Sachs & Co. LLC	1-866-471-2526 (toll free)

Prospectus-NY@ny.email.gs.com

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